EXHIBIT 21.2

Subsidiaries of US Airways, Inc.

     US Airways Investment Management Company, Inc.
        Incorporated under the laws of the State of Nevada.

     US Airways Finance Corporation
        Incorporated under the laws of the State of Virginia.